Filed Pursuant to Rule 433
Registration No. 333-169315-01

Entergy Louisiana, LLC

$250,000,000
First Mortgage Bonds,
1.875% Series due December 15, 2014

Final Terms and Conditions

January 5, 2012

Issuer:	Entergy Louisiana, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (negative outlook) by Standard & Poor’s Ratings Services

Trade Date:	January 5, 2012

Settlement Date (T+5):	January 12, 2012

Principal Amount:	$250,000,000

Coupon:	1.875%

Coupon Payment Dates:	June 15 and December 15 of each year

First Payment Date:	June 15, 2012

Final Maturity:	December 15, 2014

Optional Redemption Terms:	Make-whole call at any time prior to maturity at a discount rate of Treasury plus 25 bps

UST Benchmark:	0.250% due December 15, 2014

Spread to UST Benchmark:	+150 bps

Treasury Price:	99-19

Treasury Yield:	0.389%

Re-offer Yield:	1.889%

Issue Price to Public:	99.961%

Net Proceeds Before Expenses:	$249,027,500

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC
Mitsubishi UFJ Securities (USA), Inc.

CUSIP / ISIN:	29364WAP3 / US29364WAP32

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNY Mellon Capital Markets, LLC toll free at 1-800-369-6864, (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533, or (iii) Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848.